March 3, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ardmore Shipping Corporation

Filed on Form F-1

Registration No. 333-193918

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the several underwriters (the “Representative”), hereby join in the request of Ardmore Shipping Corporation (the “Registrant”), for acceleration of the effective date of the Registrant’s Registration Statement on Form F-1 (File No. 333-193918) (as amended, the “Registration Statement”), relating to the public offering of the Registrant’s common stock, par value $0.01 per share, so that the Registration Statement may be declared effective on March 5, at 3:30 pm Eastern Standard Time, or as soon thereafter as practicable. The undersigned, as the Representative of the underwriters, confirm that they are aware of their obligations under the Securities Act.

In connection with the above-captioned Registration Statement and pursuant to Rule 460 under the Securities Act, we wish to advise that between February 28, 2014 and the date hereof, 200 copies of the Preliminary Prospectus dated February 27, 2014 were distributed.

The undersigned, as representative of the several Underwriters, was and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Signature page follows]

Very truly yours, MORGAN STANLEY & CO. LLC

Acting on behalf of itself and the several Underwriters.

By: MORGAN STANLEY & CO. LLC

By:	/s/ Lauren Garcia Belmonte
Name: Lauren Garcia Belmonte
Title: Vice President